UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Superior Drilling Products, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

868153107

(CUSIP Number)

G. Troy Meier

Annette Meier

1583 South 1700 East

P.O. Box 3340

Vernal, Utah 84078

+1 (435) 828-0873

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

1.	Names of Reporting Persons: G. Troy Meier
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Utah

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 1,662,912
	8.	Shared Voting Power: 9,908,457
	9.	Sole Dispositive Power: 1,662,912
	10.	Shared Dispositive Power: 9,908,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,571,369
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 38.1%
14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Persons: Annette Meier
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Utah

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 1,273,058
	8.	Shared Voting Power: 9,908,457
	9.	Sole Dispositive Power: 1,273,058
	10.	Shared Dispositive Power: 9,908,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,181,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 36.8%
14.	Type of Reporting Person (See Instructions): IN

1.	Names of Reporting Persons: Meier Family Holding Company, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Utah

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 5,641,510
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 5,641,510

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,641,510
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 18.6%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons: Meier Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Utah

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,173,350
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,173,350

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,173,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 10.4%
14.	Type of Reporting Person (See Instructions): PN

1.	Names of Reporting Persons: Drilling Tools International Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware

Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 1,244,100
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,244,100
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,244,100
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 4.1%
14.	Type of Reporting Person (See Instructions): CO

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D initially filed on September 14, 2015 (the “Original Schedule 13D,” and together with this Amendment No. 1, the “Schedule 13D”) that relates to the common stock, par value $0.001 per share (the “Common Stock”), of Superior Drilling Products, Inc. (the “Issuer”) and is filed by G. Troy Meier (“Troy Meier”), Annette Meier (“Annette Meier”), Meier Family Holding Company, LLC (“Meier Family Holding Company, LLC”), Meier Management Company, LLC (“Meier Management Company, LLC”), and Drilling Tools International Corporation (“DTI,” and together with Troy Meier, Annette Meier, Meier Family Holding Company, LLC, and Meier Management Company, LLC, the “Reporting Persons”).

Except as provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) The names of the Reporting Persons filing this Schedule 13D are:

•	Troy Meier

•	Annette Meier

•	Meier Family Holding Company, LLC

•	Meier Management Company, LLC

•	DTI

(b) The business address of DTI is 3701 Briarpark Drive, Suite 150, Houston, Texas 77042.

(c) The principal business of DTI is to manufacture and rent downhole drilling tools used in horizontal and directional drilling of oil and natural gas wells.

(f) DTI is a corporation formed in the State of Delaware.

Item 4.	Purpose of Transaction.

The information set forth in Item 6 hereto is hereby incorporated by reference into this Item 4, as applicable.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a, b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage of beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 30,391,240 shares of Common Stock outstanding as of November 13, 2023 as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s securities within the past 60 days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock held by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 6, 2024, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with DTI, DTI Merger Sub I, Inc. (“Merger Sub I”), and DTI Merger Sub II, LLC (“Merger Sub II”), pursuant to which, among other things, (i) Merger Sub I will be merged with and into the Issuer (the “First Event”), with the Issuer as the surviving corporation (the “Initial Surviving Corporation”), (ii) the Initial Surviving Corporation will be merged with Merger Sub II (the “Second Event,” and together with the First Event, the “Merger”), with Merger Sub II continuing its existence as the surviving limited liability company (the “Surviving Company”), and (iii) following the consummation of the Merger, all of the property, rights, powers, privileges, and franchises of the Issuer, the Initial Surviving Company, and the Surviving Company shall be vested in the Surviving Company as a wholly owned subsidiary of DTI. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Common Stock of the Issuer, excluding any dissenting shares, will be converted into the right to receive, without interest and at the election of the holder, (A) for each share of Common Stock with respect to which an election to receive cash has been made and not revoked, an amount of cash equal to $1.00 without interest (the “Cash Election Consideration”), (B) for each share of Issuer Common Stock with respect to which an election to receive stock has been made and not revoked, 0.313 validly issued, fully paid, and non-assessable shares of common stock, par value $0.0001 per share, of DTI (the “DTI Common Stock,” and such consideration, the “Stock Election Consideration”), and (C) for each share of Common Stock with respect to which no election to receive the Cash Election Consideration or the Stock Election Consideration has been made, the Cash Election Consideration, the Stock Election Consideration, or a combination of both (the “No Election Consideration”).

In connection with the execution of the Merger Agreement, on March 6, 2024, the Reporting Persons entered into a voting and support agreement with DTI (the “Voting and Support Agreement”). The Voting and Support Agreement provides that, among other things, the Reporting Persons have agreed to vote (or cause to be voted) all of the Common Stock held by such persons for the approval of the Merger Agreement. The foregoing description of the Voting and Support Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Voting and Support Agreement, which is filed herewith and incorporated by reference herein.

Item 7.	Material to be filed as Exhibits.

1	Voting and Support Agreement, dated March 6, 2024 (attached hereto as Exhibit A).

2	Joint Filing Agreement (attached hereto as Exhibit B)

[The signature page follows.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024

/s/ Troy Meier
Troy Meier

/s/ Annette Meier
Annette Meier

Meier Family Holding Company, LLC

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	COO

Meier Management Company, LLC

By:	/s/ Annette Meier
Name:	Annette Meier
Title:	COO

Drilling Tools International Corporation

By:	/s/ R. Wayne Prejean
Name:	R. Wayne Prejean
Title:	President and Chief Executive Officer